EMPLOYMENT AGREEMENT

This Employment Agreement (the "Agreement"), is effective as of April 1, 2006, among METALLICA MANAGEMENT INC., a Colorado corporation ("Corporation"), METALLICA RESOURCES INC., a company federally incorporated in Canada ("Metallica") and TROY J, FIERRO ("Executive").

WHEREAS the Executive commenced employment with the Corporation effective April 1, 2006;

WHEREAS the Executive and the Corporation have agreed that the ongoing employment of the Executive shall be subject to the terms and conditions set forth herein; and

WHEREAS the Corporation is a wholly-owned subsidiary of Metallica, and pursuant to a management agreement between the Corporation and Metallica, the Corporation provides certain managerial and administrative services to Metallica and its other subsidiaries.

NOW THEREFORE in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the parties hereto agree as follows:

1.         Employment Duties. The Corporation agrees to continue to employ the Executive as the Vice President - Operations, and the Executive hereby agrees to continue such employment, Moreover, the Executive shall also act as the Vice President - Operations of Metallica, and shall hold such offices of Metallica's subsidiaries (hereafter the "Associated Companies") as shall be assigned to him by the Boards of Directors of the Corporation or Metallica. In such capacities, the Executive shall have responsibility for the supervision and direction of all engineering, metallurgical and operational activities for all mineral assets of the Corporation, Metallica and the Associated Companies, and such other activities as may be requested from time to time. The Executive shall report to, and accept direction from, the Chief Executive Officer of Metallica. Executive shall devote substantially all of his time, abilities and attention to the business of the Corporation, Metallica and the Associated Companies and shall use his best efforts to perform faithfully and efficiently the duties and responsibilities assigned to Executive.

2.         Employment Period. Subject to sections 9, 10, 11 and 12 hereof, the term of this Agreement shall commence on the date hereof and shall terminate April 1, 2008. Provided, however, that this Agreement shall continue to govern the employment of the Executive by the Corporation after April 1, 2008 unless either the Corporation or the Executive terminates this Agreement either (i) effective April 1, 2008, by written notice to the other party given not later than October 3, 2007, or (ii) after April 1, 2008, upon not less than six months' written notice to the other party.

3.         Compensation. As compensation for his services hereunder, the Corporation shall pay to the Executive a salary of US$140,000 per annum by equal monthly installments in arrears. The salary shall be reviewed periodically by the Board of Directors of the Corporation. The Executive may also be eligible for periodic bonuses to be determined by the Board of Directors based upon performance.

4.         Expenses. The Corporation shall reimburse the Executive for such traveling, hotel, entertainment and other out-of-pocket expenses as he may from time to time properly incur while conducting the businesses of the Corporation, Metallica, or the Associated Companies and as may be approved by the Chief Executive Officer of the Corporation.

5.         Benefits. The Executive shall be entitled to such other benefits and to such holidays to be agreed upon by the Executive and the Corporation. These benefits and holidays shall include, but not be limited to: eligibility in the Corporation's 401 -k plan; health, dental and disability insurance; and life insurance at two times annual salary. The Executive shall be entitled to four weeks of paid annual vacation. The maximum number of accrued and unused vacation hours that can be carried over from one calendar year to the following calendar year is 160 hours.

6.         Stock Options. The Executive shall be entitled to participate in the Corporation's stock option plan to the extent and upon such terms as may be determined from time to time by the Board of Directors of the Corporation. The Executive shall be granted at the commencement of employment 225,000 options under this plan, priced according to the fair market value as determined by the Toronto Stock Exchange practices. These options will be for a five year term with 75,000 vesting immediately, 75,000 vesting after year one and the balance after year two.

7.         Nonsolicitation. The Executive shall not at any time either during his employment by the Corporation and/or for a period of two years thereafter attempt to induce any person to leave the employment of the Corporation, Metallica or the Associated Companies.

8.         Confidentiality / Trade Secrets. The Executive acknowledges that in the course of carrying out, performing and fulfilling his duties with the Corporation, Metallica or the Associated Companies, he has had and will have access to and be entrusted with the Corporation, Metallica and the Associated Companies' trade secrets and with detailed confidential information concerning the present and contemplated exploration projects, prospects and opportunities of the Corporation, Metallica and the Associated Companies. The Executive acknowledges that the disclosure of any such trade secrets or confidential information to the competitors of the Corporation, Metallica or the Associated Companies or to the general public would be highly detrimental to the best interests of the Corporation, Metallica and the Associated Companies. The Executive further acknowledges and agrees that the right to maintain such trade secrets and detailed confidential information constitutes a proprietary right which the Corporation, Metallica and the Associated Companies are entitled to protect. Accordingly, the Executive covenants and agrees with the Corporation and Metallica that he will not (either during the continuance of his employment by the Corporation, Metallica or the Associated Companies or at any time thereafter) disclose any such trade secrets or confidential information to any person nor shall he use the same for any purpose other than those of the Corporation, Metallica or the Associated Companies unless such information is otherwise known to the public.

9.         Termination by the Corporation. Notwithstanding section 2 hereof, but subject to sections 10, 11 and 12 hereof, the Corporation may terminate the employment of the Executive:

(a)     For Good Cause (as defined below) and in such event the Executive shall not be entitled to any payment on account of such termination, other than compensation due him in respect of the period ending on the date of termination.

(b)     If the Executive dies or becomes disabled (any such disability to be assessed under applicable laws) and in such event the Executive shall not be entitled to any payment on account of such termination, other than compensation due him in respect of the period ending on the date of termination.

(c)     Upon six months' notice and in such event the Executive shall not be entitled to any payment on account of such termination, other than compensation due him in respect of the period ending on the date of termination.

10.        Change of Control. In the event that following a Change of Control (as hereinafter defined), either:

(a)     the Corporation terminates the employment of the Executive other than for Good Cause (as hereinafter defined); or

(b)     the Executive resigns from his employment hereunder for Good Reason (as hereinafter defined) within six months following the Change of Control,

the Corporation shall pay to the Executive a lump sum in cash on the date of termination or resignation an amount equal to three times the Executive's annual salary in effect for the financial year of the Corporation during which the Change of Control occurs,

11.        Definitions. For the purposes of this Agreement: "Change of Control" means:

(a)     the acquisition by any "offerer" (as defined in Part XX of the Securities Act (Ontario)) of beneficial ownership of more than 50% of the outstanding voting securities of Metallica, by means of a takeover bid or otherwise;

(b)     any consolidation or merger of Metallica in which Metallica is not the continuing or surviving corporation or pursuant to which shares of Metallica would be converted into cash, securities or other property, other than a merger of Metallica in which shareholders immediately prior to the merger have the same proportionate ownership of stock of the surviving corporation immediately after the merger;

(c)     any sale, lease, exchange or other transfer (in one transaction or a series or related transaction) of all or substantially all of the assets of Metallica; or

(d)     the approval by the shareholders of Metallica of any plan of liquidation or dissolution of Metallica.

"Good Reason" means any circumstance in which the Executive is induced by actions of the Corporation, Metallica or the Associated Companies to terminate his employment other than on a purely voluntary basis, and without limiting the generality of the foregoing shall include;

(a)     a reduction or diminution in the level of responsibility, title or office of the Executive;

(b)     a reduction in the compensation level of the Executive, taken as a whole;

(c)     forced relocation to another geographic location; or

(d)     the failure of the Corporation or any successor corporation to maintain substantially similar employment terms with the Executive after the Change of Control as were in existence prior to the Change of Control.

"Good Cause" means:

(a)     the conviction, or plea of nolo contendere, of the Executive on a felony charge;

(b)     a willful failure of the Executive to perform the duties necessary to carry out the Executive's responsibilities which failure has not been cured within ten (10) business days after a written notice setting forth such failure has been given to the Executive;

(c)     dishonest conduct taken by or committed at the request of Executive which is intentional and materially injurious to the Corporation; or

(d)     the repeated willful violations by the Executive of the Executive's obligations under this Agreement.

12.         Termination by the Executive. The Executive may terminate his employment with the Corporation upon six months' notice and in such event the Executive shall not be entitled to any payment on account of such termination, other than compensation due him in respect of the period ending on the date of termination.

13.         Moving Expenses. The Corporation will reimburse the Executive for reasonable moving costs from Coeur d'Alene, Idaho to Colorado. This reimbursment will include realtor commissions and closing costs associated incurred in selling Executive's Coeur d'Alene residence and other reasonable expenses incurred in connection with transporting household goods, up to a mutually agreed maximum amount, and transportation for Executive and his family to Colorado. The Corporation will also provide Executive and his family with up to six weeks of temporary living expenses, up to a mutually agreed maximum amount. It is understood that Executive does not intend to relocate to Colorado until the Spring of 2007.

14.         Severability. All of the provisions of this Agreement including without limitation section 7, are intended by the parties hereto as separate the divisible provisions and, if, for any reason, any one of them (or part thereof) is held to be invalid or unenforceable, neither the validity nor the enforceability of any other provision (or part thereof) shall be affected thereby. Executive agrees that the restrictions imposed by section 7 is reasonable in scope and duration and acknowledges that he has or shall receive sufficient consideration from Corporation to make enforceable the restrictions and limitations contained in section 7 of this Agreement.

15.         Notice. Any notice in writing required to be given to the Executive hereunder shall be sufficiently given if delivered to the Executive personally or mailed by registered mail, postage prepaid, addressed to the Executive at his last residential address known to the Secretary of the Corporation. Any such notice mailed as aforesaid shall be deemed to have been received by the Executive on the third business day following the date of mailing. Any notice in writing required or permitted to be given to the Corporation hereunder shall be given by registered mail, postage prepaid, addressed to its head office. Any such notice mailed as aforesaid shall be deemed to have been received by the Corporation on the third business day following the date of mailing. Any such address for the giving of notices hereunder may be changed by notice in writing given hereunder.

16.         Previous Agreements Terminated and Cancelled. Any and all previous agreements written or oral, between the parties hereto or on their behalf relating to the employment of the Executive by the Corporation, are hereby terminated and cancelled, and each of the parties hereto hereby releases and forever discharges the other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such agreements.

17.         Governing Law. The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the State of Colorado, without reference to the principals of conflicts of laws thereunder, and each of the parties hereto by their execution of this Agreement irrevocably agrees to the jurisdiction of the courts of Denver, Colorado.

18.         Assignment. This Agreement is personal to the Executive and shall not be assignable by the Executive. This Agreement shall be assignable by the Corporation.

IN WITNESS WHEREOF the parties hereto have set their hands and seals as of the date first above written.